United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2016

Commission File Number 1-13758

PHAROL, SGPS S.A.

(Exact name of registrant as specified in its charter)

Rua Joshua Benoliel, 1, 2C, Edifício Amoreiras Square

1250 -133 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐    No    ☒

Announcement | Lisbon | 24 March 2016

Material fact disclosed by Oi

PHAROL, SGPS S.A. hereby informs on the Material fact disclosed by Oi, S.A., according to the company’s announcement attached hereto.

PHAROL, SGPS S.A.

Public company	PHAROL is listed on the	Luis Sousa de Macedo
Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon	Euronext (PHR). Information may be accessed on Bloomberg under the symbol PHR PL	Investor Relations Director ir@pharol.pt Tel.: +351 212 697 698
and Corporation no. 503 215 058		Fax: +351 212 697 949

pharol.pt

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

Public-Held Company

MATERIAL FACT

Oi S.A. (the “Company”), in compliance with article 157, §4, of Law No. 6,404/76 and the provisions of CVM Instructions Nos. 358/02 and 480/09, hereby informs to its shareholders and the market in general that the Company has decided not to disclose guidance for the year 2016, in order to provide flexibility to the Company given the instability of the current macroeconomic scenario, considering the recent volatility in the macroeconomic environment, especially with respect to the indices used as premises to support the disclosure of estimates about future performance, such as inflation rate and GDP growth.

Rio de Janeiro, March 24, 2016.

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer

Oi S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2016

PHAROL, SGPS S.A.

By:	/s/ Luis Sousa de Macedo
Luis Sousa de Macedo
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.